RECEIVED

2006 MAR -6 P 4:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

[redacted]

06011401

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 01 March 2006

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

SUPPL

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Dr. Heiner Bendfeld

Kay Amelungse

PROCESSED
MAR 07 2006
THOMSON
FINANCIAL

Enclosures

(1) 01 February 2006 Press release: Hypo Real Estate Bank AG finances Gehag GmbH's acquisition of a residential portfolio in Berlin – financing totals € 228 million

(2) 22 February 2006 Hypo Real Estate Capital Corporation closes $32.5 million loan for the conversion of Greystone Loch Apartments in Hilton Head Island, SC

(3) 23 February 2006 Hypo Real Estate Bank International AG in Stuttgart is launching the Pfandbrief in Australia
- First issue in the world of a "Kangaroo" Pfandbrief
- Issue volume of A$ 400 million

dlw 3/7

Press release

Hypo Real Estate Bank AG finances Gehag GmbH's acquisition of a residential portfolio in Berlin – financing totals € 228 million

Munich/Berlin, February 1st 2006: The Hypo Real Estate Bank AG, Munich, has financed the acquisition of a real estate portfolio with approximately 5,300 residential units and five retirement and nursing home properties by Fortimo GmbH, a subsidiary of Gehag GmbH. Financing amounted to € 228 million; it was agreed not to disclose the total purchasing price. The transaction was closed in December 2005.

The attractive residential properties, predominantly listed buildings dating back to the 1930s, are partly situated in individual excellent locations in West Berlin and partly in some of the top areas of East Berlin. Located in Berlin, Brandenburg and Lower Saxony, the well-equipped retirement and nursing home complexes offer extensive patient in-treatment services and are for the most part fully occupied.

Reinhold Güntner, a deputy member of the Management Board of Directors of the Hypo Real Estate Bank AG stated: „Berlin is an important market for real estate financing. We are able to support our customers through speedy decision-making and great flexibility and can offer them innovative financing models tailored to their individual requirements."

Michael Zahn, Managing Director of Gehag GmbH: „This transaction is completely in line with our corporate strategy of expanding our business outside of the Berlin area and achieving nationwide growth. Besides the traditional residential sector, we also aim to strengthen our health care portfolio through the Katharinenhof brand.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

Notes to the editor:

Hypo Real Estate Bank AG
Hypo Real Estate Bank AG, Munich, is the centre of competence of the Hypo Real Estate Group (HREG) for the German market. HREG is one of the largest European providers of commercial real estate financing and consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The group's international real estate financing activities are combined in **Hypo Real Estate Bank International AG** (Stuttgart). The Public Finance and Capital Markets business is operated by **Hypo Public Finance Bank** (Dublin).

Gehag-Konzern
Traditionally, the Gehag Group has concentrated on the management of their own residential portfolio. With the establishment of the Katharinenhof Betriebs GmbH the group has expanded and developed a strong foothold in the retirement und nursing home segment. The group currently employs over 700 people in Germany und recorded a turnover of € 128 million in 2005. In January 2006 the Oaktree Capital Management L.L.C., a private investment management firm headquartered in Los Angeles, acquired an 85% stake in the Gehag Group.

Ansprechpartner für die Presse:

Hypo Real Estate Group
Doris Linder
Fon: +49 (0)89 203007 774
Fax: +49 (0)89 203007 772
E-Mail:oliver.gruss@hyporealestate.com

Gehag Konzern
Michael Zahn
Fon: +49 (0)30 89 786 501
Fax: +49 (0)30 89 786 519
E-Mail: michael.zahn@gehag.de

Press release

Hypo Real Estate Capital Corporation closes $32.5 million loan for the conversion of Greystone Loch Apartments in Hilton Head Island, SC

New York, Munich, February 22nd 2006 – Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed an 18-month, $32.5 million loan on February 15 to Summer House HHI, LP, an affiliate of Julian LeCraw & Company LLC, for the conversion of Greystone Loch Apartments in Hilton Head Island, South Carolina to condominiums.

The property is situated on a 25-acre site on the western edge of Indigo Run Plantation, a desirable residential community featuring two Nicklaus-designed golf courses, on the famed Hilton Head Island. Currently a garden apartment complex, the converted community will feature 194 units in 18 three-story buildings surrounding a picturesque pond. The units will all have nine-foot ceilings, full-size washer and dryer and attractive interior finishes. The conversion is anticipated to be completed in 18 months.

"We are pleased to have worked with Julian LeCraw & Company for the repositioning of this signature property," said Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "In returning to the Hilton Head market, Hypo Real Estate Capital demonstrates its strength to service a true diversity of property types in markets throughout the country."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Notes to editors:

About Hypo Real Estate Capital Corporation

Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years, the firm has closed more than $22 billion of loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Press release

Hypo Real Estate Bank International AG in Stuttgart is launching the Pfandbrief in Australia

- **First issue in the world of a "Kangaroo" Pfandbrief**
- **Issue volume of A$ 400 million**

Stuttgart/Munich, February 23rd 2006: Hypo Real Estate Bank International AG in Stuttgart has for the first time successfully launched a Pfandbrief as a "Kangaroo" bond. The "Kangaroo" Pfandbrief of Hypo Real Estate Bank International AG is the first issue of this type in Australia. It meets the requirements of the German Pfandbrief law as well as local legislation. The public sector Pfandbrief will be issued under the law of New South Wales. This is accordingly the first time that it will be possible for a Pfandbrief to be also purchased by Australian investors, who previously have only been able to invest in papers issued under local law.

The issue volume is A$ 400 million (circa € 250 million), and the "Kangaroo" Pfandbrief comes with an annual coupon of 5.75 % with a duration of ten years. The issue will be included in the main Australian index, namely the UBS Composite Bond Index. It is thus an interest investment opportunity for all investors focusing on the index. This index comprises all papers with a maturity of more than one year and with a volume in excess of A$100 million. With a volume of A$ 400 million, the "Kangaroo" Pfandbrief of Hypo Real Estate Bank International is the largest ever covered bond issued in the Australian market.

The "Kangaroo" Pfandbrief of Hypo Real Estate Bank International AG has been rated AAA by S&P and Aa1 (with a review for possible upgrade) by Moody`s. It has been placed by a syndicate. The lead manager is ABN Amro, Co-managers are TD Securities (Toronto Dominion Securities) and UBS.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Maturity: 07.03.2016
Value date: 07.03.2006
WKN: A0JBSQ
Series: 1076

According to Dr. Robert Grassinger, member of the Management Board of Hypo Real Estate Bank International AG: "With this issue, Hypo Real Estate Bank International AG has taken a major step towards internationalising its funding base. The A$ issue was very well received by the market. We have thus succeeded in attracting completely new groups of investors."

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com